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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No.__)*


                          World Wide Stone Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   981544 10 9
                                 --------------
                                 (CUSIP Number)


                               Jaime Muguiro Munos
                            Boulevard Francisco Villa
                               Km 2 CD Industrial
                            Durango, Durango, Mexico
                                 (521) 818-9888
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 10, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(j) check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jaime Muguiro Munos
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Mexico
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,280,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,280,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,280,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock (the "Common Stock") of World Wide Stone Corporation, a Nevada corporation with principal offices located at 5236 South 40th Street, Phoenix, Arizona 85040 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

     The following information is provided with respect to the person filing this statement (the "Reporting Person"):

     (a)  Name: Jaime Muguiro Munos
     (b) Business address: Boulevard Francisco Villa, Km 2 CD Industrial, Durango, Durango, Mexico.
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Jaime Muguiro Munos is President and director of Marmoles Muguiro, S.A. de C.V., a wholly owned subsidiary of World Wide Stone Corporation. The address of Marmoles Muguiro, S.A. de C.V. is Boulevard Francisco Villa, Km 2 CD Industrial, Durango, Durango Mexico.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  The Reporting Person is a citizen of Mexico.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 18, 1991, the Reporting Person acquired 600,000 shares of Common Stock as consideration for certain assets transferred to the Issuer. On July 10, 1995, the Reporting Person purchased 1,680,000 shares of Common Stock from the Issuer for an aggregate of $84,000. On December 5, 1995, the Reporting Person acquired 2,000,000 shares of Common Stock in exchange for certain quarry rights transferred to the Issuer. On December 22, 1998, the Reporting Person and Issuer rescinded that transaction and the Reporting Person transferred the 2,000,000 shares of Common Stock back to the Issuer in exchange for the quarry rights.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person's transaction in the Issuer's securities is for investment purposes. As noted in Item 2, the Reporting Person is President and a director of one of the Issuer's wholly-owned Mexican subsidiaries.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 2,280,000 shares, which represents 7.0% of the 32,803,768 shares of Common Stock outstanding as of the filing date of this Schedule 13D.

     (b) The Reporting Person has sole voting and dispositive power over the 2,280,000 shares of Common Stock beneficially owned.

     (c) The Reporting Person did not effect any transactions in the Common Stock within 60 days prior to the filing date of this Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 5 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 27, 2000                              /s/ Jaime Muguiro Munos
-----------------------                       ----------------------------------
                                              Jaime Muguiro Munos